      As filed with the Securities and Exchange Commission on June 5, 2003
                                                   Registration No. 333-________

--------------------------------------------------------------------------------

                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                ----------------

                                    Form S-3

             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                                ----------------

                            IMPAX LABORATORIES, INC.
             (Exact name of registrant as specified in its charter)

               Delaware                                65-0403311
    (State or other jurisdiction of        (I.R.S. Employer Identification No.)
    incorporation or organization)

                              30831 Huntwood Avenue
                                Hayward, CA 94544
                                 (510) 476-2000
          (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                                BARRY R. EDWARDS
                           Co-Chief Executive Officer
                            IMPAX LABORATORIES, INC.
                               3735 Castor Avenue
                             Philadelphia, PA 19124
                                  215-289-2220
 (Name, address, including zip code, and telephone number, including area code, of agent for service)

                                ----------------

Copies of all communications, including all communications sent to the agent for service, should be sent to:

                             Francis E. Dehel, Esq.
                                 Blank Rome LLP
                                One Logan Square
                           Philadelphia, PA 19103-6998
                                 (215) 569-5500

                                ----------------

     Approximate date of proposed sale to the public: From time to time after the effective date of this Registration Statement.

     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. |_|

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. |X|

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. |_|

--------------------------------------------------------------------------------

                                                  CALCULATION OF REGISTRATION FEE
=============================================================================================================================
                                                                     Proposed maximum   Proposed maximum
                                                     Amount to be     offering price        aggregate          Amount of
      Title of securities to be registered            registered         per share       offering price    registration fee
-----------------------------------------------------------------------------------------------------------------------------
Common Stock par value $.01 per share(1).......      5,455,898(2)        $8.93(3)          $48,721,170          $3,942
-----------------------------------------------------------------------------------------------------------------------------
Warrants  to purchase common stock at an
exercise price of $7.421 per share (1).........        878,815            --- (4)            --- (4)            --- (4)
-----------------------------------------------------------------------------------------------------------------------------

(1) Pursuant to Rule 416 of the Securities Act of 1933, as amended, an indeterminate number of shares of common stock that may be issued pursuant to applicable anti-dilution and transactional adjustment provisions are also being registered.
(2) Includes 878,815 shares of common stock issuable upon exercise of the Warrants.
(3) Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(c) under the Securities Act of 1933, as amended, based upon $8.93, the average of the high and low sales prices of the common stock as reported on the NASDAQ National Market on June 3, 2003.
(4) Pursuant to Rule 457(g) of the Securities Act of 1933, as amended, no separate registration fee is required with respect to the Warrants as they are being registered in the same registration statement as the common stock to be offered pursuant thereto.

PROSPECTUS


                            IMPAX LABORATORIES, INC.

                        4,577,083 Shares of Common Stock
               Warrants to Purchase 878,815 Shares of Common Stock
        878,815 Shares of Common Stock Issuable upon Exercise of Warrants

         The selling stockholders named on page 21 of this prospectus will use this prospectus to resell all or a portion of the following securities:

         o Up to 4,577,083 shares of our common stock;
         o Warrants to purchase up to 878,815 shares of our common stock; and
         o Up to 878,815 shares of our common stock issuable upon exercise of the Warrants.

         We will not receive any proceeds from the sale of our common stock or warrants sold by the selling stockholders, except that we may receive the exercise price from the exercise of warrants for the underlying common stock to the extent the selling stockholders do not utilize the cashless exercise provisions contained in the warrants.

         Our common stock trades on the NASDAQ National Market under the symbol "IPXL." On June 3, 2003, the closing sale price of our common stock was $9.00 per share.

         Our principal executive offices are located at Impax Laboratories, Inc., 30831 Huntwood Avenue, Hayward, California, 94544 and our telephone number is (510) 476-2000.

                                 -------------

         You are urged to carefully read the "Risk Factors" section beginning on page five of this prospectus, which describes specific risks and certain other information associated with an investment in our company that should be considered before you make your investment decision.

                                 -------------

         Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.




                 The date of this prospectus is June ____, 2003

                                TABLE OF CONTENTS

                                                                                                 Page
                                                                                                 ----
SUMMARY.............................................................................................3

IMPAX LABORATORIES, INC.............................................................................3

THE OFFERING........................................................................................4

RISK FACTORS........................................................................................5

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS..........................................19

GOODWILL AND OTHER INTANGIBLE ASSETS...............................................................19

USE OF PROCEEDS....................................................................................20

SELLING STOCKHOLDERS...............................................................................21

PLAN OF DISTRIBUTION...............................................................................22

DESCRIPTION OF SECURITIES..........................................................................24

LEGAL MATTERS......................................................................................25

EXPERTS............................................................................................25

WHERE YOU CAN FIND MORE INFORMATION................................................................25

DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION  FOR SECURITIES ACT LIABILITIES...............26

                                    SUMMARY

         This summary presents a brief overview of us and the key aspects of the offering and may not contain all of the information that may be important to you. You should read the more detailed information and our consolidated financial statements, the notes to those financial statements and the other financial information appearing in or incorporated by reference into this prospectus. All references to "Impax," "the Company," "we," "us" or "our" mean Impax Laboratories, Inc.

                            IMPAX LABORATORIES, INC.

         We are a technology-based, specialty pharmaceutical company focused on the development and commercialization of generic and brand name pharmaceuticals, utilizing our controlled-release and other in-house development and formulation expertise. In the generic pharmaceuticals market, we are primarily focusing our efforts on selected controlled-release generic versions of brand name pharmaceuticals. We are also developing other generic pharmaceuticals which we believe present one or more competitive barriers to entry, such as difficulty in raw materials sourcing, complex formulation or development characteristics, or special handling requirements. In the brand name pharmaceuticals market, we are developing products for the treatment of central nervous system, or CNS, disorders. Our initial brand name product portfolio consists of development-stage projects to which we are applying our formulation and development expertise to develop differentiated, modified, or controlled-release versions of currently marketed drug substances. We intend to expand our brand name products portfolio primarily through internal development and, in addition, through licensing and acquisition.

         We market our generic products through our Global Pharmaceuticals division and intend to market our branded products through our Impax Pharmaceuticals division.

         We have developed eight different proprietary controlled-release delivery technologies that can be utilized with a variety of oral dosage forms and drugs. We believe that these technologies are flexible and can be applied to a variety of pharmaceutical products, both generic and branded.

         As of May 31, 2003, we had 20 abbreviated new drug applications, or ANDAs, pending at the Federal Drug Administration, or FDA, including three that have been tentatively approved, that address more than $6.4 billion in U.S. product sales for the twelve months ended December 31, 2002. Fifteen of these filings were made under Paragraph IV of the Hatch-Waxman Amendments. We have approximately 14 other products in various stages of development for which applications have not yet been filed. These products are for generic versions of brand name pharmaceuticals that had U.S. sales of approximately $3.2 billion for the twelve months ended December 31, 2002.

         We have three central nervous system products under development. We are currently evaluating three additional brand name projects.

         We currently market 27 generic pharmaceuticals, which represent dosage variations of 12 different pharmaceutical compounds. Our existing customer base includes large pharmaceutical wholesalers, warehouse chain drug stores, mass merchandisers and mail-order pharmacies. We do not currently market any brand name pharmaceuticals.

                                             THE OFFERING
Securities offered by Impax Laboratories, Inc.:              None

Common stock offered by selling stockholders:                5,455,898 shares (including up to 878,815 shares
                                                             issuable upon exercise of the Warrants)

Warrants offered by selling stockholders:                    Warrants to purchase up to 878,815 shares of common
                                                             stock.

Use of proceeds:                                             We will not receive any proceeds from the sale of our
                                                             common stock or Warrants sold by the selling
                                                             stockholders, except that we may receive the exercise
                                                             price from the exercise of Warrants for the underlying
                                                             common stock, but only to the extent the selling
                                                             stockholders do not utilize the cashless exercise
                                                             provisions contained in the warrants.

Risk factors:                                                See "Risk Factors" for a discussion of factors you should
                                                             carefully consider before deciding to invest in shares of
                                                             our common stock.

                                       4

                                  RISK FACTORS

         An investment in our common stock and warrants involves a high degree of risk. You should consider carefully the following risk factors, as well as the other information included in this prospectus, in deciding whether to invest in our common stock or warrants. This prospectus contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from the results discussed in the forward-looking statements. Factors that could cause or contribute to these differences include, but are not limited to, those discussed in this "risk factors" section, and elsewhere in this prospectus.

                          Risks Related to Our Business

We have experienced, and expect to continue to experience, operating losses and negative cash flow from operations and our future profitability is uncertain.

         We do not know whether or when our business will ever be profitable or generate positive cash flow, and our ability to become profitable or obtain positive cash flow is uncertain. We have generated minimal revenues to date and have experienced operating losses and negative cash flow from operations since our inception. As of March 31, 2003 our accumulated deficit was $93,555,000 and we had outstanding indebtedness in an aggregate principal amount of $38,524,000 (including $22,000,000 due Teva Pharmaceuticals Curacao, N.V., referred to as Teva, a subsidiary of Teva Pharmaceutical Industries, Ltd.). To remain operational, we must, among other things:

         o continue to obtain sufficient capital to fund our operations;

         o obtain from the FDA approval for our products;

         o prevail in patent infringement litigation in which we are involved;

         o successfully launch our new products; and

         o comply with the many complex governmental regulations that deal with virtually every aspect of our business activities.

We may never become profitable or generate positive cash flow from operations.

We currently have a limited number of commercialized products and these products generate limited revenues and are expected to have declining revenues over their product lives.

         We currently market 27 generic pharmaceuticals which represent dosage variations of twelve different pharmaceutical compounds. Our revenues from these products for the twelve months ended December 31, 2002 were approximately $23.8 million. We do not anticipate further revenue growth from these products; rather, we anticipate that revenues from these products will decline over time. As a result, our future prospects are dependent on our ability to successfully introduce new products. As of May 31, 2003, we had 20 ANDAs pending at the FDA for generic versions of brand name pharmaceuticals. The FDA and the regulatory authorities may not approve our products submitted to them or our other products under development. Additionally, we may not successfully complete our development efforts. Even if the FDA approves our products, we may not be able to market our products if we do not prevail in the patent infringement litigation in which we are involved. Our future results of operations will depend significantly upon our ability to develop, receive FDA approval for, and market new pharmaceutical products.

Our efforts may not result in required FDA approval of our new drug products.

         We are required to obtain FDA approval before marketing new drug products. The FDA approval requirements are costly and time consuming. For drugs that contain the same active ingredient and are of the same route of administration, dosage form, strength and indication(s) as drugs already approved for use in the United States (the reference or listed drugs), the FDA ordinarily only requires bioavailability data demonstrating that the generic formulation is bioequivalent to the previously approved reference drug and indicating that the rate of absorption and the levels of concentration of a generic drug in the body do not show a significant difference from those of the previously approved reference drug. Our bioequivalence studies and other data may not result in FDA approval to market our new drug products. While we believe that the FDA's abbreviated new drug application procedures will apply to our bioequivalent versions of controlled-release drugs, these drugs may not be suitable for, or approved as part of, these abbreviated applications. Moreover, after the FDA approves one of our products, we may have to withdraw it from the market if our manufacturing is not in accordance with FDA standards or our own internal standards.

         Bioequivalent pharmaceuticals, commonly referred to as generics, are the pharmaceutical and therapeutic equivalents of brand name drugs and are usually marketed under their established nonproprietary drug names rather than by a brand name. Controlled-release drug delivery technologies generally provide more consistent and appropriate drug levels in the bloodstream than immediate-release dosage forms and may improve drug efficacy and reduced side effects by releasing drug dosages at specific times and in specific locations in the body. These technologies also allow for the development of "patient friendly" dosage forms, which reduce the number of times a drug must be taken, thus improving patient compliance.

Approvals for our new drug products may become more difficult to obtain if changes to FDA approval requirements are instituted.

         Some abbreviated application procedures for bioequivalent controlled-release drugs and other products are presently the subject of petitions filed by brand name drug manufacturers, which seek changes from the FDA in the approval requirements for particular bioequivalent drugs. We cannot predict at this time whether the FDA will make any changes to its abbreviated application requirements as a result of these petitions, or the effect that any changes may have on us. Any changes in FDA regulations or policies may make abbreviated application approvals more difficult and thus may materially harm our business and financial results.

We have no experience in conducting clinical trials or preparing a New Drug Application which may be required if a drug we develop does not qualify for the FDA's abbreviated applications procedures.

         In order to market a new drug that does not qualify for the FDA's abbreviated application procedures, we may have to conduct extensive clinical trials to demonstrate product safety and efficacy and submit a New Drug Application, or NDA. The process of completing clinical trials and preparing an NDA may take several years and requires substantial resources. We have never submitted a NDA. Our studies and filings may not result in FDA approval to market our new drug products and, if the FDA grants approval, we cannot predict the timing of any approval.

We face significant delays in obtaining FDA approval as a result of patent infringement litigation.

         Patent certification requirements for bioequivalent controlled-release drugs and for some new drugs could also result in significant delays in obtaining FDA approval if patent infringement litigation is initiated by the holder or holders of the brand name patents. We apply our proprietary drug delivery technologies and formulation skills to develop bioequivalent versions of selected controlled-release brand name pharmaceuticals. Specifically, we apply our proprietary processes and formulations to develop a product that will produce the brand product's physiological characteristics but not infringe upon the patents of the owner of the NDA or other innovator. In connection with this process, we conduct studies to establish that our product is bioequivalent to the brand product, and obtain legal advice that our products do not infringe the NDA owner's or the innovator's patents or that such patents are invalid or unenforceable. As required by the Drug Price Competition and Patent Restoration Act of 1984, known as the Hatch-Waxman Amendments, we then assemble and submit an ANDA to the FDA for review. If we believe that our product does not infringe a patent associated with the brand product which has been listed in the FDA's Approved Drug Products with Therapeutic Equivalence Evaluation Book, commonly referred to as the "Orange Book", or that such patent is invalid or unenforceable, we are required to make such a certification. This is called a Paragraph IV certification.

         Once our ANDA is accepted for filing by the FDA, we must also send notice of a Paragraph IV certification to the NDA owner and patent holder. The NDA owner or patent holder may then initiate a legal challenge for patent infringement. If they do so within 45 days of their receipt of notice of our Paragraph IV certification, that ensuing lawsuit will automatically prevent the FDA from approving our ANDA until the earlier of 30 months, expiration of the patent, or when the infringement case is decided in our favor. Brand name companies may obtain additional patents after an ANDA has been filed, but before final marketing approval has been granted, which may result in a new legal challenge and may require submission of a new Paragraph IV certification and trigger a new notice and waiting period requirements. Thus, the developer of bioequivalent products may invest a significant amount of time and expense in the development of these products only to be subject to significant delay and the uncertain result of patent litigation before its products may be commercialized. Patent litigation has been instituted against us with respect to 12 of our pending ANDAs relating to our generic controlled-release product candidates.

         Delays in obtaining FDA approval of abbreviated applications and some new drug applications can also result from a marketing exclusivity period and/or an extension of patent terms.

We are subject to substantial patent litigation that could delay or prevent our commercialization of products.

         We have and continue to face substantial patent infringement litigation with respect to our proposed products. As of May 31, 2003, we had 20 ANDAs pending at the FDA for generic versions of brand name pharmaceuticals. To date, patent litigation has been filed against us in connection with 12 of the ANDAs we have filed containing certifications relating to infringement, validity, or enforceability of patents. In these ANDAs, we have certified that we believe an unexpired patent which is listed with the FDA and covers the brand name product will not be infringed and/or is invalid or unenforceable. Patent litigation is both costly and time consuming. If we are unable to prevail in these litigations or obtain any required licenses, we may be prevented from commercializing our products.

         We anticipate that additional legal actions may be filed against us as we file additional ANDAs. Patent litigation may also be brought against us in connection with NDA products that we may pursue. The outcome of patent litigation is difficult to predict. Prior to filing an ANDA or NDA, we evaluate the probability of patent infringement litigation on a case-by-case basis. Our business and financial results could be materially harmed by the delays in marketing our products as a result of litigation, an unfavorable outcome in any litigation, or the expense of litigation, whether or not it is successful.

If our strategic alliance with Teva fails to benefit us as expected, our business will be harmed.

         In June 2001, we entered into a strategic alliance agreement with Teva for 12 controlled-release generic pharmaceutical products. The agreement granted Teva exclusive U.S. marketing rights for six of our products pending approval at the FDA and six products under development at the time the agreement was signed. Of the six products under development, three have been filed with the FDA. Teva elected to commercialize a competing product to one of the three products filed since June 2001, which it developed internally. Pursuant to the agreement, we have elected to participate in the development and commercialization of Teva's competing product and share in the gross margins of such product. Teva also has an option to acquire exclusive marketing rights in the rest of North America, South America, the European Union, and Israel for these products. We will be responsible for supplying Teva with all of its requirements for these products and will share with Teva in the gross margins from its sale of the products. Teva's exclusive marketing right for each product will run for a period of ten years in each country from the date of Teva's first sale of that product. Unless either party provides appropriate notice, this ten-year period will automatically be extended for two additional years. We will depend on our strategic alliance with Teva to achieve market penetration and revenue generation for the products covered by the agreement. We entered into the agreement with Teva on the basis of certain expectations of the level of sales of the products which Teva will achieve. If we fail to maintain our strategic alliance with Teva, or if our strategic alliance with Teva fails to benefit us as expected, our revenues will not meet our expectations and our business will be harmed.

Our stockholders may be adversely affected by strategic alliances or licensing arrangements we make with other companies.

         We have entered into strategic alliances or license agreements with respect to certain products with Teva, Wyeth, Norvartis, and Schering-Plough. In the future, we may enter into strategic alliances or licensing arrangements with respect to other products with these or other companies. These arrangements may require us to relinquish rights to certain of our technologies or product candidates, or to grant licenses on terms that ultimately may prove to not be favorable to us, either of which could reduce the market value of our common stock.

We face intense competition in the pharmaceutical industry from both brand name and generic manufacturers, and wholesalers that could severely limit our growth.

         The pharmaceutical industry is highly competitive and many of our competitors have longer operating histories and substantially greater financial, research and development, marketing, and other resources than us. We are subject to competition from numerous other entities that currently operate in the pharmaceutical industry, including companies that are engaged in the development of controlled-release drug delivery technologies and products, and other manufacturers that may decide to undertake in-house development of these products. Our generic products may be subject to competition from, among other products, competing generic products marketed by the patent holder. The following table, based upon publicly available information, reflects the companies which to our knowledge market brand name or generic products that compete with our four largest product families currently on the market which accounted for approximately 88% of our revenues for the three months ended March 31, 2003:


               Product                           Brand Competition                    Generic Competition
------------------------------------    -----------------------------------     -----------------------------------
Lipram Capsules (Pancreatic enzymes)    McNeil Laboratories (Pancrease(R)),     Ethex Corporation, Mutual
                                        Solvay Pharmaceuticals (Creon(R)),      Pharmaceuticals, Contract Pharmacal
                                        Scandipharm (Ultrase(R))

Terbutaline Sulfate 2.5 mg. and  5.0    Neosan Pharma (Brethine(R))             None
mg.  Tablets

Loratadine and Pseudoephedrine          Schering-Plough (Claritin(R)-D          Andrx Pharmaceuticals
Sulfate Extended Release Tablets        12-hour, Claritin-D 24-hour,
                                        Clarinex D), Wyeth (Alavert)

Fludrocortisone Acetate 0.1 mg.         Monarch Pharm (Florinef(R))             Barr Laboratories
Tablets

         Some of our competitors have greater experience than we do in obtaining FDA and other regulatory approvals. Our competitors may succeed in developing products that are more effective or cheaper to use than products we may develop. These developments may render our products uncompetitive. We may be unable to continue to compete successfully with these companies.

         The following table, based upon publicly available information, reflects the companies which to our knowledge, market or will market brand name or generic products that are likely to compete with the major products we currently have under development:

         Development Product                     Brand Competition                   Potential Generic Competition
-----------------------------------     -------------------------------------    -------------------------------------
Omeprazole Delayed Release Capsules     AstraZeneca (Prilosec(R), Nexium(R)),    Andrx Pharmaceuticals, Genpharm
                                        Proctor and Gamble (Prilosec 1)          International, Dr. Reddy Laboratories
                                                                                 Ltd., KUDCO/Schwarz Pharma, Eon Labs,
                                                                                 Lek International Pharmaceutical
                                                                                 Group, Mylan Laboratories, Apotex USA
                                                                                 and IVAX Pharmaceuticals

Bupropion Hydrochloride  Extended       Glaxo, Biovail (Wellbutrin(R), SR,       Andrx Pharmaceuticals, Watson
Release Tablets                         Zyban(R), Wellbutrin OAD)                Laboratories, Eon Labs, Excel
                                                                                 Pharmaceuticals

Loratadine Orally Disintegrating        Schering-Plough (Claritin                Cima Labs, Andrx Pharmaceuticals
Tablets                                 Reditabs, Clarinex(R)Reditabs),
                                        Wyeth (Alavert)

Fenofibrate Capsules and Tablets        Abbott Labs (Tricor(R)Tablets)           Teva, Pharmaceutical Resources

Fexofenadine and Pseudoephedrine        Aventis Pharma (Allegra-D(R))            Barr Laboratories
Hydrochloride Extended Release
Tablets

Carbidopa and Levodopa Extended         Bristol Myers Squibb (Sinemet CR)        Mylan Laboratories
Release Tablets

Oxycodone Hydrochloride Extended        Purdue Pharma (OxyContin(R))             Boehringer Ingelheim/Roxane
Release Tablets                                                                  Pharmaceuticals, Endo Pharmaceuticals,
                                                                                 Teva

         In order to obtain market share for our generic products, our products will need to be successfully marketed to pharmaceutical wholesalers, chain drug stores which warehouse products, mass merchandisers, mail-order pharmacies and others. These entities often purchase generic products from a limited number of suppliers, which they then sell to end-users. Among the factors considered by these entities in purchasing a generic product are price, on-time delivery, a good record with the FDA and relationship. In order to obtain market share for our brand name products, we will be dependent on physicians prescribing our products to their patients. Among the factors considered by physicians in prescribing a brand name product is the quality and effectiveness of the product. We have only limited experience in marketing our generic products and have no experience in marketing brand name products. We, or our strategic partners, may not be able to successfully market our products.

We face risks related to goodwill and intangibles.

         At March 31, 2003, our goodwill and intangibles were approximately $28.2 million, or approximately 27% of our total assets. We may never realize the value of our goodwill and intangibles. We will continue to evaluate, on a regular basis, whether events or circumstances have occurred that indicate all, or a portion, of the carrying amount of goodwill may no longer be recoverable, in which case an impairment charge to earnings would become necessary. Although as of March 31, 2003, the carrying value of goodwill was not impaired based on our assessment performed in accordance with accounting principles generally accepted in the United States of America, any such future determination requiring the write-off of a significant portion of carrying value of goodwill could have a material adverse effect on our financial condition or results of operations.

Our limited capital may make it difficult for us to repay indebtedness, or require us to modify our business operations and plans by spending less money on research and development programs, developing fewer products, and filing fewer drug applications with the FDA.

         Our cash used in operations has exceeded cash generated from operations in each period since our inception. We anticipate continuing to incur expenses substantially in excess of our product revenues for the foreseeable future. As of March 31, 2003, we had outstanding indebtedness of approximately $38,524,000, of which $16,524,000 bears interest at rates ranging from 2.0% to 8.17% annually and the balance does not bear interest. For the quarter ended March 31, 2003, we paid interest on our indebtedness of approximately $232,000. Additionally, as of March 31, 2003 we had an accumulated stockholders' deficit of approximately $93,555,000. We may not be able to maintain adequate capital at any given time or from time to time in the future.

         As of March 31, 2003, we had approximately $11.2 million of cash and cash equivalents and $10.0 million in restricted cash that serves as collateral for the $25 million revolving credit facility and loan agreement with Congress Financial. Although we estimate that these funds will be sufficient for at least the next twelve months of operations at our planned expenditure levels, these funds may not be sufficient. The exact amount and timing of future capital requirements will depend upon many factors, including continued progress with our research and development programs, expansion of these programs, the approval and launch of new products, as well as the amount of revenues generated by our existing products. We may not be successful in obtaining additional capital in amounts sufficient to fund our operations. Additional financing also may not be available to us on terms favorable to us or our stockholders, or at all. In the event that adequate funds are not available, our business operations and plans may need to be modified. The lack of additional capital could result in less money being spent on research and development programs, fewer products being developed and at a slower pace, and fewer drug applications being filed with the FDA.

Generic drug makers are often most profitable when they are the first producer of a generic drug, and we do not know if we will be the first producer of any generic drug product.

         In August 1999, the FDA proposed to amend its regulations relating to 180-day marketing exclusivity for which certain bioequivalent drugs may qualify. In its proposal, the FDA explained that to qualify for exclusivity, a pharmaceutical company must be the first generic applicant to file an ANDA with the FDA in a substantially complete form, rather than the first company to successfully challenge a patent. We believe we were first to file with the FDA on only one ANDA. We cannot predict whether or what changes the FDA may make to its regulations. In March 2000, the FDA issued new guidelines regarding the timing of approval of ANDAs following a court decision in patent infringement actions and the start of the 180-day marketing exclusivity period provided for in the Hatch-Waxman Amendments applicable to generic pharmaceuticals. These guidelines could result in us not being able to utilize all or any portion of the 180-day marketing exclusivity period on ANDA products we were first to file on, depending on the timing and outcome of court decisions in patent litigation. We are unable to predict what impact, if any, the FDA's new guidelines may have on our business or financial condition. The first generic drug manufacturers receiving FDA approval for generic equivalents of related brand name products have often captured greater market share from the brand name product than later arriving manufacturers. The development of a new generic drug product, including its formulation, testing and FDA approval, generally takes approximately three or more years. Consequently, we may select drugs for development several years in advance of their anticipated entry to market and cannot know what the market or level of competition will be for that particular product if and when we begin selling the product. In addition, by introducing generic versions of their own brand name products prior to the expiration of the patents for those drugs, brand name drug companies have attempted to prevent generic drug manufacturers from producing or capturing market share for certain products. Brand name companies have also attempted to prevent competing generic drug products from being treated as equivalent to their brand name products. We expect efforts of this type to continue.

We face uncertainties related to clinical trials which could result in delays in product development and commercialization.

         Prior to seeking FDA approval for the commercial sale of brand name controlled-release formulations under development, we must demonstrate through clinical trials that these products are safe and effective for use. We have no experience in conducting and supervising clinical trials. A number of difficulties are associated with clinical trials. The results of clinical trials may not be indicative of results that would be obtained from large-scale testing. Clinical trials are often conducted with patients having advanced stages of disease and, as a result, during the course of treatment these patients can die or suffer adverse medical effects for reasons that may not be related to the pharmaceutical agents being tested, but which nevertheless affect the clinical trial results. Moreover, our clinical trials may not demonstrate sufficient safety and efficacy to obtain FDA approval. A number of companies in the pharmaceutical industry have suffered significant setbacks in advanced clinical trials even after promising results in pre-clinical studies. These failures have often resulted in decreases in the stock prices of these companies. If any of our products under development are not shown to be safe and effective in clinical trials, our business and financial results could be materially harmed.

Our assumptions may not bear out as we expect.

         Our expectations regarding the success of our products and our business are based on assumptions which may not bear out as we expect. In our press releases and other public documents, we have forecast the accomplishment of objectives material to our success, such as anticipated filings with the FDA and anticipated receipt of FDA approvals. For example, we have assumed that we will file with the FDA at least six ANDAs per year. The actual timing and results of these events can vary dramatically due to factors such as the uncertainties inherent in the drug development and regulatory approval process, and delays in achieving manufacturing capacity and marketing infrastructure sufficient to commercialize our products. We may not make regulatory submissions or receive regulatory approvals as forecasted, or we may not be able to adhere to our current schedule for product launches.

The time necessary to develop generic drugs may adversely affect if and when, and the rate at which, we receive a return on our capital.

         We begin our development activities for a new generic drug product several years in advance of the patent expiration date of the brand name drug equivalent. The development process, including drug formulation, testing, and FDA review and approval, often takes three or more years. This process requires that we expend considerable capital to pursue activities that do not yield an immediate or near-term return. Also, because of the significant time necessary to develop a product, the actual market for a product at the time it is available for sale may be significantly less than the originally projected market for the product. If this were to occur, our potential return on our investment in developing the product, if approved for marketing by the FDA, would be adversely affected and we may never receive a return on our investment in the product. It is also possible for the manufacturer of the brand name product for which we are developing a generic drug to obtain approvals from the FDA to switch the brand name drug from the prescription market to the over-the-counter market. If this were to occur, we would be prohibited from marketing our product other than as an over-the-counter drug, in which case product revenues could be significantly less than we anticipated.

Our revenues and operating results have fluctuated, and could fluctuate significantly in the future, which may have a material adverse effect on our results of operations and stock price.

         Our revenues and operating results may vary significantly from quarter to quarter as well as in comparison to the corresponding quarter of the preceding year. Variations may result from, among other factors:

         o the timing of FDA approvals we receive;

         o the timing of process validation for particular generic drug products;

         o the timing of product launches;

         o the introduction of new products by others that render our products obsolete or noncompetitive;

         o the outcome of our patent infringement litigations; and

         o the addition or loss of customers.

         Our results of operations will also depend on our ability to maintain selling prices and gross profit margins. As competition from other manufacturers intensifies, selling prices and gross profit margins often decline, which has been our experience with our existing products. Our future operating results may also be affected by a variety of additional factors, including the results of future patent challenges and the market acceptance of our new products.

Restrictive FDA regulations govern the manufacturing and distribution of our products.

         In addition to requiring FDA approval prior to marketing any of our products, we are subject to FDA regulations regarding the development, manufacture, distribution, labeling and promotion of prescription drugs. In addition, the FDA requires that certain records be kept and reports be made, mandates registration of drug manufacturers and listing of their products, and has the authority to inspect manufacturing facilities for compliance with their current Good Manufacturing Practices. Our business and financial results could be materially harmed by any failure to comply with manufacturing and other requirements.

         Other requirements exist for controlled drugs, such as narcotics, which are regulated by the U.S. Drug Enforcement Administration ("DEA"). Further, the FDA has the authority to withdraw approvals of previously approved drugs for cause, to request recalls of products, to bar companies and individuals from future drug application submissions and, through action in court, to seize products, institute criminal prosecution, or close manufacturing plants in response to violations. The DEA has similar authority and may also pursue monetary penalties. Our business and financial results could be materially harmed by these requirements or FDA or DEA actions.

We will need an effective sales organization to market and sell our future brand products and our failure to build or maintain an effective sales organization may harm our business.

         We do not currently market products under our own brand and we cannot assure you that we ever will do so. Currently, we do not have an active sales division to market and sell any brand name products that we may develop or acquire. We may not be able to recruit qualified sales personnel to market our brand name products prior to the time those products are available for commercial launch. Our inability to enter into satisfactory sales and marketing arrangements in the future may materially harm our business and financial results. We may have to rely on collaborative partners to market our branded products. These partners may not have our same interests in marketing the products and may fail to effectively market the products, and we may lose control over the sales of these products.

Decreases in health care reimbursements could limit our ability to sell our products or decrease our revenues.

         Our ability to maintain revenues for our products will depend in part on the extent to which reimbursement for the cost of pharmaceuticals will be available from government health administration agencies, private health insurers, and other organizations. In addition, third party payors are attempting to control costs by limiting the level of reimbursement for medical products, including pharmaceuticals, which may adversely affect the pricing of our products. Moreover, health care reform has been, and is expected to continue to be, an area of national and state focus, which could result in the adoption of measures that could adversely affect the pricing of pharmaceuticals or the amount of reimbursement available from third party payors. We cannot assure you that health care providers, patients, or third party payors will accept and pay for our pharmaceuticals. In addition, there is no guarantee that health care reimbursement laws or policies will not materially harm our ability to sell our products profitably or prevent us from realizing an appropriate return on our investment in product development.

We depend on our patents and trade secrets and our future success is dependent on our ability to protect these secrets and not infringe on the rights of others.

         We believe that patent and trade secret protection is important to our business and that our future success will depend, in part, on our ability to obtain patents, maintain trade secret protection, and operate without infringing on the rights of others. We have been issued four U.S. patents and various foreign patent applications relating to our drug delivery technologies. Our U.S. patents are for our Concentric Multiple-Particulate Delivery System, our Timed Multiple-Action Delivery System, our Particle Dispersion System and our Pharmaceutical Stabilization System. We expect to apply for additional U.S. and foreign patents in the future. The issuance of a patent is not conclusive as to its validity or as to the enforceable scope of the claims of the patent. In addition, the issuance of a patent to us does not mean that our products do not infringe on the patents of others. We cannot assure you that:

         o our patents, or any future patents, will prevent other companies from developing similar or functionally equivalent products or from successfully challenging the validity of our patents;

         o any of our future processes or products will be patentable;

         o any pending or additional patents will be issued in any or all appropriate jurisdictions;

         o our processes or products will not infringe upon the patents of third parties; or

         o we will have the resources to defend against charges of patent infringement by third parties or to protect our own patent rights against infringement by third parties.

We also rely on trade secrets and proprietary knowledge which we generally seek to protect by confidentiality and non-disclosure agreements with employees, consultants, licensees and pharmaceutical companies. If these agreements are breached, we may not have adequate remedies for any breach, and our trade secrets may otherwise become known by our competitors.

Our business and financial results could be materially harmed if we fail to avoid infringement of the patent or proprietary rights of others or to protect our patent rights.

         We have exposure to patent infringement litigation as a result of our product development efforts, which could adversely affect our product introduction efforts and be costly.

         The patent position of pharmaceutical firms involves many complex legal and technical issues and has recently been the subject of much litigation. There is no clear policy establishing the breadth of claims allowed or the degree of protection afforded under these patents. During the past several years, there has been an increasing tendency for the innovator of the original patented product to bring patent litigation against a generic drug company. This litigation is often initiated as an attempt to delay the entry of the generic drug product and reduce its market penetration.

         As of March 31, 2003, we had $7 million of patent infringement liability insurance from AISLIC covering us against the costs associated with patent infringement claims made against us relating to seven ANDAs we filed under Paragraph IV of the Hatch-Waxman Amendments. Correspondence received from AISLIC indicated that as of April 2003, one of the policies had approximately $1,651,000 remaining on the limit of liability and the second of the policies had approximately $639,000 remaining on the limit of liability. At present, we believe this remaining insurance coverage is sufficient for our defense costs related to these seven ANDAs. In addition, as for the agreement with Teva for the six products already filed at the time of the agreement, Teva will pay 50% of the attorneys' fees and costs in excess of the $7 million we expect to be paid by AISLIC. For the three products filed since the agreement was signed, Teva will pay 45% of the attorneys' fees and costs, and for the remaining three products, Teva will pay 50% of the attorneys' fees and costs.

         This insurance coverage may not be sufficient to cover any liability resulting from alleged or proven patent infringement. Additionally, we do not believe that this type of litigation insurance will be available to us on acceptable terms for our other current or future ANDAs.

We may be subject to product liability litigation and any claims brought against us could have a material adverse effect upon us.

         The design, development and manufacture of our products involve an inherent risk of product liability claims and associated adverse publicity. We currently have product liability insurance which covers us for liability of up to $10 million. This insurance may not be adequate to cover any product liability claims to which we may become subject. Product liability insurance coverage is expensive, difficult to obtain, may not be available in the future on acceptable terms, or at all. Any claims brought against us, whether fully covered by insurance or not, could have a material adverse effect upon us.

We are dependent on a small number of suppliers for our raw materials, and any delay or unavailability of raw materials can materially adversely affect our ability to produce products.

         The FDA requires identification of raw material suppliers in applications for approval of drug products. If raw materials were unavailable from a specified supplier, FDA approval of a new supplier could delay the manufacture of the drug involved. In addition, some materials used in our products are currently available from only one, or a limited number of suppliers. Approximately 35% of our 2002 net sales were attributable to one product family, which is supplied by a sole source supplier, Eurand America, Inc., under an exclusive licensing agreement that expires in 2007. Generally, we would need up to one year to find and qualify a new sole source supplier. If we receive less than one year's notice from a sole source supplier that it intends to cease supplying raw materials, it could result in disruption of our ability to produce the drug involved. Further, a significant portion of our raw materials may be available only from foreign sources. Foreign sources can be subject to the special risks of doing business abroad, including:

         o greater possibility for disruption due to transportation or communication problems;

         o the relative instability of some foreign governments and economies;

         o interim price volatility based on labor unrest, materials or equipment shortages, or fluctuations in currency exchange rates; and

         o uncertainty regarding recourse to a dependable legal system for the enforcement of contracts and other rights.

         The delay or unavailability of raw materials can materially adversely affect our ability to produce products. This can materially adversely affect our business and operations.

We depend on key officers and qualified scientific and technical employees, and our limited resources may make it more difficult to attract and retain these personnel.

         As a small company with approximately 291 employees as of May 31, 2003, the success of our present and future operations will depend to a great extent on the collective experience, abilities, and continued service of Charles Hsiao, our Chairman and Co-Chief Executive Officer, Barry R. Edwards, our Co-Chief Executive Officer, Larry Hsu, our President, Michael Wokasch, our Chief Operating Officer, and certain of our other executive officers. We do not have any employment agreements with any of our executive officers, other than Dr. Hsiao, Mr. Edwards and Dr. Hsu. We do not maintain key man life insurance on the lives of any of our executives. If we lose the services of any of these executive officers, it could have a material adverse effect on us. Because of the specialized scientific nature of our business, we are also highly dependent upon our ability to continue to attract and retain qualified scientific and technical personnel. Loss of the services of, or failure to recruit, key scientific and technical personnel would be significantly detrimental to our product development programs. Our small size and limited financial and other resources may make it more difficult for us to attract and retain qualified officers and qualified scientific and technical personnel.

We have limited manufacturing capacity requiring us to build additional capacity for products in our pipeline. Our manufacturing facilities must comply with stringent FDA and other regulatory requirements.

         We currently have four facilities: the Hayward (Huntwood Avenue), California, 35,125 square foot facility which serves as our corporate headquarters and our primary development center; the Hayward (San Antonio Street), California, 50,400 square foot facility which serves as our primary manufacturing center; a 14,400 square foot administrative office and warehouse facility in Hayward, California; and the Philadelphia, Pennsylvania, 113,000 square foot facility which serves as our center for sales and marketing, packaging, warehousing and distribution.

         In June 2002, we completed construction of our Hayward (San Antonio Street), California manufacturing center. This new manufacturing facility must continue to be in compliance with current Good Manufacturing Practices. Our facilities are subject to periodic inspections by the FDA and we cannot assure you that the facilities will continue to be in compliance with current Good Manufacturing Practices or other regulatory requirements. Failure to comply with such requirements could result in significant delays in the development, approval and distribution of our planned products, and may require us to incur significant additional expense to comply with current Good Manufacturing Practices or other regulatory requirements.

         The DEA also periodically inspects facilities for compliance with security, recordkeeping, and other requirements that govern controlled substances. We cannot assure you that we will be in compliance with DEA requirements in the future.

Our compliance with environmental, safety, and health laws may necessitate substantial expenditures in the future, the capital for which may not be available to us.

         We cannot accurately predict the outcome or timing of future expenditures that we may be required to make in order to comply with the federal, state and local environmental, safety and health laws and regulations that are applicable to our operations and facilities. We must comply with environmental laws that govern, among other things, airborne emissions, waste water discharges, workplace safety, and solid and hazardous waste disposal. We are also subject to potential liability for the remediation of contamination associated with both present and past hazardous waste generation, handling and disposal activities. We are subject periodically to environmental compliance reviews by environmental, safety and health regulatory agencies. Environmental laws have changed in recent years and we may become subject to stricter environmental standards in the future and face larger capital expenditures in order to comply with environmental laws. Our limited capital makes it uncertain whether we will be able to pay for larger than expected capital expenditures. Also, future costs of compliance with new environmental, safety and health requirements could have a material adverse effect on our financial condition or results of operations and cash flows.

If we are unable to manage our growth, our business will suffer.

         We have experienced rapid growth of our operations. We have increased our employee count from 150 in March 31, 2002 to 291 as of May 31, 2003. The number of ANDAs pending approval at the FDA has increased from 11 at June 30, 2001 to 20 at May 31, 2003. This growth has required us to expand, upgrade and improve our administrative, operational and management systems, controls and resources. We anticipate additional growth in connection with the expansion of our manufacturing operations, development of our brand name products, and our marketing and sales efforts for the products we develop. Although we cannot assure you that we will, in fact, grow as we expect, if we fail to manage growth effectively or to develop a successful marketing approach, our business and financial results will be materially harmed.

                         Risks Related to this Offering

Our stockholders may sustain future dilution in ownership as a result of the terms of some of our outstanding securities or future issuances of securities.

         We may need to raise additional capital in the future to fund our operations and planned expansion. To the extent we raise additional capital by issuing equity securities or securities convertible into or exchangeable for equity securities, ownership dilution to our stockholders, including holders of shares purchased in this offering, will result. At May 31, 2003, we had 75,000 shares outstanding of our Series 2 Preferred Stock that are convertible, at any time at the option of their holders, into an aggregate of 1,500,000 shares of our common stock, subject to adjustment. The shares of preferred stock also have anti-dilution protections if we were to issue stock for a price below stated levels ($5.00 per share for the Series 2 Preferred Stock), which could make them convertible into additional shares of common stock. In addition, the Series 2 Preferred Stock is subject to redemption, mandatorily on March 31, 2005, or at the option of the holder upon the occurrence of certain events. In either case, we can elect to pay the redemption price of $100 per share of Series 2 Preferred Stock by issuing shares of common stock at a discount of 10% from the then current market price of the common stock. In addition, we borrowed $22 million from Teva. Some or all of this refundable deposit will be forgiven if we achieve certain milestones relating to the development of certain products. There is no assurance that we will achieve any of the milestones and that any of the $22 million will be forgiven. This refundable deposit, less any amounts forgiven upon the Company's attainment of milestones, if any, is due and payable on January 15, 2004, in cash or, at our option, by the issuance of our common stock at a price equal to the average closing sale price for the common stock measured over the ten trading days ending two days prior to the date on which the common stock is acquired by Teva. However, if any of the shares we issue to Teva as repayment of the loan will cause Teva to own in excess of 19.9% of our outstanding common stock, we will have to repay that portion of the loan in cash.

A substantial number of our shares are eligible for future sale and the sale of our shares into the market may depress our stock price.

         Our stock price may be depressed by future sales of our shares or perception that future sales may occur. We had 52,467,769 shares outstanding as of May 31, 2003, of which approximately 20,506,000 shares were owned by our officers and directors or their affiliates and are considered restricted shares. Substantially all of these shares have been registered for sale under the Securities Act of 1933 and, subject to certain limitations, may be sold at any time without restriction. The remaining shares of our outstanding common stock are freely tradable. In addition, as of May 31, 2003, we had 75,000 shares of Series 2 Preferred Stock outstanding, convertible into an aggregate of 1,500,000 shares of common stock, outstanding warrants to purchase 3,427,081 shares of common stock, and outstanding stock options to purchase 5,741,306 shares of common stock. The common stock into which the outstanding 75,000 shares of Series 2 Preferred Stock are convertible has been registered for sale under the Securities Act of 1933 and, subject to certain limitations, may be sold at any time without restriction. None of the warrants or shares underlying the warrants, other than the warrants offered in this prospectus and the shares issuable upon exercise of those warrants, have yet been registered for sale under the Securities Act of 1933, but substantially all of the warrants have registration rights entitling the holders to register the underlying shares under the Securities Act of 1933 in certain instances upon exercise of the warrants, which would allow those shares of common stock to be sold without restriction. The shares underlying the stock options have been registered under the Securities Act of 1933 and, subject to certain limitations, may be sold upon exercise of the stock options without restriction. In addition, on May 31, 2003, we had 3,484,695 shares of common stock available for issuance under employee benefit plans in addition to the 5,741,306 shares issuable upon exercise of the options referred to above. We are unable to estimate the amount, timing, or nature of future sales of common stock. Sales of substantial amounts of the common stock in the public market, or the perception that these sales may occur, may lower the common stock's market price.

Control of our company is concentrated among six stockholders who beneficially own approximately 38% of our outstanding common stock and who can exercise significant influence over all matters requiring stockholder approval.

         As of May 31, 2003, our present directors, executive officers and their respective affiliates and related entities beneficially owned approximately 38% of our outstanding common stock and common stock equivalents. Certain of these stockholders have the right to obtain additional shares of our equity securities under certain circumstances. They are entitled to preemptive rights, meaning that they are entitled to purchase additional shares of our equity securities when we sell shares of our equity in order to maintain their percentage ownership in our company, and are also entitled to anti-dilution protection, meaning that they will receive additional shares of our common stock in the event that we issue shares of our common or preferred stock at a lower purchase price than the purchase price paid for shares issued to these stockholders. They may also receive additional shares of our common stock if, pursuant to the mandatory or optional redemption provisions of our preferred stock, we redeem our preferred stock by electing to issue common stock in lieu of paying the cash redemption price. These stockholders can exercise significant influence over all matters requiring stockholder approval, including the election of directors and the approval of significant corporate transactions. This concentration of ownership may also potentially delay or prevent a change in control of our company.

Our stock price is likely to remain volatile.

         The stock market has, from time to time, experienced significant price and volume fluctuations that may be unrelated to the operating performance of particular companies. In addition, the market price of our common stock, like the stock price of many publicly traded specialty pharmaceutical companies, has been and will likely continue to be volatile. For example, the closing sale price of our stock during 2002 has ranged from a high of $13.72 during the quarter ended March 31, 2002 to a low of $2.75 during the quarter ended December 31, 2002.

         Prices of our common stock may be influenced by many factors, including:

         o investor perception of us;

         o analyst recommendations;

         o market conditions relating to specialty pharmaceutical companies;

         o announcements of new products by us or our competitors;

         o publicity regarding actual or potential development relating to products under development by us or our competitors;

         o developments or disputes concerning patent or proprietary rights;

         o delays in the development or approval of our product candidates;

         o regulatory developments;

         o period to period fluctuations in financial results of us and our competitors;

         o future sales of substantial amounts of common stock by stockholders; and

         o economic and other external factors.

We have and may in the future issue additional preferred stock which could adversely affect the rights of holders of our common stock.

         Our Board of Directors has the authority to issue up to 2,000,000 shares of our preferred stock and to determine the price, rights, preferences, and privileges of those shares without any further vote or action by the stockholders (except that the rights, preferences, and privileges may not be more favorable to the stockholder than the Series 2 Preferred Stock, without the approval of holders of the Series 2 Preferred Stock). Preferred stockholders could adversely affect the rights and interests of holders of common stock by:

         o exercising voting, redemption, and conversion rights to the detriment of the holders of common stock;

         o receiving preferences over the holders of common stock regarding assets or surplus funds in the event of our dissolution or liquidation;

         o delaying, deferring, or preventing a change in control of our company;

         o discouraging bids for our common stock at a premium over the market price of the common stock; and

         o otherwise adversely affecting the market price of the common stock.

We are not likely to pay dividends.

         We have not paid any cash dividends on our common stock and we do not plan to pay any cash dividends in the foreseeable future. We plan to retain any earnings for the operation and expansion of our business. Our loan agreements and our strategic agreement with Teva prohibit the payment of dividends without the other party's consent.

            CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

         This prospectus, including the documents incorporated by reference, contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. The words "believe," "expect," "anticipate," "plan," "may," "will," "could," "estimate," "potential," "opportunity," "future," "project," and similar expressions, as they relate to us, are intended to identify forward-looking statements. These forward-looking statements involve risks and uncertainties. Our actual results could differ significantly from the results discussed in the forward-looking statements. Factors that could cause or contribute to these differences include those discussed in "Risk Factors." You should carefully consider that information before you make an investment decision. You should not place undue reliance on our forward-looking statements.

                      GOODWILL AND OTHER INTANGIBLE ASSETS

         Effective January 1, 2002, we adopted SFAS 142, "Goodwill and Other Intangible Assets". This Statement addresses financial accounting and reporting for intangible assets acquired individually or with a group of other assets at acquisition. This Statement also addresses financial accounting and reporting for goodwill and other intangible assets subsequent to their acquisition.

         In adopting SFAS 142, we no longer amortize goodwill. The table below illustrates the effects of removing goodwill amortization, by period, on our reported net loss and net loss per share for the twelve months ended December 31, 2002, 2001 and 2000.

                                                                      For the Year Ended December 31,
                                                                 2002             2001              2000
                                                             ------------     ------------      ------------
NET LOSS

Reported net loss, before cumulative effect of
  accounting changes                                         $ 20,040,000     $ 25,111,000      $ 24,673,000

Cumulative effect of accounting changes (SAB 101)                      --               --           288,000

Net loss, after cumulative effect of accounting changes        20,040,000       25,111,000        24,961,000

Add back: Goodwill amortization                                        --       (3,502,000)       (3,502,000)
                                                             ------------     ------------      ------------
Adjusted net loss                                            $ 20,040,000     $ 21,609,000      $ 21,459,000
                                                             ============     ============      ============

                                                                      For the Year Ended December 31,
                                                                 2002             2001              2000
                                                             ------------     ------------      ------------
BASIC AND DILUTED LOSS PER COMMON
SHARE

Reported net loss, before cumulative
  effect of accounting changes                               $       0.42     $       0.60      $       0.90

Cumulative effect of accounting changes (SAB 101)                      --               --              0.01

Net loss, after cumulative effect of accounting changes              0.42             0.60              0.91

Add back: Goodwill amortization                                        --            (0.08)            (0.13)
                                                             ------------     ------------      ------------
Adjusted net loss per share (basic and diluted)              $       0.42     $       0.52      $       0.78
                                                             ============     ============      ============

                                 USE OF PROCEEDS

         All proceeds from the sale of common stock and warrants in this offering will go to the stockholders selling common stock and warrants under this prospectus. We will not receive any proceeds from the sale of the common stock and warrants sold by the selling stockholders, except that we may receive the exercise price from the exercise of warrants, but only to the extent the selling stockholders do not utilize the cashless exercise provisions contained in the warrants. The proceeds from the exercise of the warrants, if any, will be used for working capital and other general corporate purposes.

                              SELLING STOCKHOLDERS

         The following table provides certain information as of June 4. 2003 regarding the beneficial ownership of our common stock and warrants by the stockholders selling common stock and warrants under this prospectus prior to and after the offering. Beneficial ownership is determined under the rules of the SEC, and generally includes voting or investment power with respect to securities.

         Our registration of the shares and warrants does not necessarily mean that the selling stockholders will sell all or any of these securities. We have assumed for purposes of the table below that the selling stockholders will sell all of the shares and warrants (or exercise all of the warrants and sell the shares received thereby) offered for sale. The selling stockholders may have sold, transferred or otherwise disposed of all or a portion of their shares and warrants, or acquired additional shares or warrants, since the date on which they provided information regarding their securities.

                                                                                     No. of Shares
                                                                                     Issuable upon
                                                                                      Exercise of                     Percent of
                                              No. of Shares       No. of Shares        Warrants       No. of Shares   Shares Owned
                                              Owned Prior to      Being Offered      Being Offered     Owned After     After the
           Selling Stockholders              the Offering (1)        for Sale          for Sale       the Offering     Offering
-------------------------------------------  ----------------     -------------      -------------    --------------  -----------
Mainfield Enterprises Inc..................     2,029,415           1,490,707           284,408         254,300            *
Caduceus Capital Trust.....................       518,038             435,038            83,000              --            *
Caduceus Capital II, L.P...................       262,140             220,140            42,000              --            *
PW Eucalyptus Fund, L.L.C..................       511,797             429,797            82,000              --            *
PW Eucalyptus Fund, Ltd....................        79,890              67,090            12,800              --            *
Knightsbridge Post Venture IV L.P..........        50,556              42,456             8,100              --            *
Knightsbridge Integrated Holdings, V, LP...        41,319              34,699             6,620              --            *
Knightsbridge Netherlands II, L.P..........        16,353              13,733             2,620              --            *
Knightsbridge Integrated Holdings IV Post
  Venture, LP..............................        29,959              25,159             4,800              --            *
Knightsbridge Post Venture III, LP.........        29,335              24,635             4,700              --            *
Knightsbridge Netherlands I LP.............        18,350              15,410             2,940              --            *
Knightsbridge Netherlands III - LP.........         4,619               3,879               740              --            *
Knightsbridge Integrated Holdings II
  Limited..................................        26,312              26,312             5,020              --            *
Knightsbridge Venture Capital IV L.P.......         4,619               3,879               740              --            *
Knightsbridge Venture Capital III LP.......         1,998               1,678               320              --            *
Rx Healthcare Partners I LP................        31,207              26,207             5,000              --            *
Rx Healthcare Partners II LP...............       299,339             251,379            47,960              --            *
Rx Healthcare Overseas Fund................       293,596             246,556            47,040              --            *
H&Q Healthcare Investors...................       749,704             219,670            43,934         486,100            *
H&Q Life Sciences Investors................       499,895             146,496            29,299         324,100            *
Fleming US Discovery Fund III, LP (2)......     5,219,603 (3)         205,053            41,011       4,973,539 (3)       9.15
Fleming US Discovery Offshore Fund III,
  LP(2)....................................       836,841 (4)          32,955             6,591         797,295 (4)       1.51
Smithfield Fiduciary LLC...................       228,540             191,923            36,617              --            *
WD Partnership LP(5).......................       102,842              86,365            16,477              --            *
Booth & Co.................................        57,135              47,981             9,154              --            *
Anvil Investment Associates, L.P...........       171,405             143,943            27,462              --            *
Vertical Ventures Investments LLC..........       171,405             143,943            27,462              --            *

 *       Less than 1%.

(1) Includes common stock issuable upon the exercise of the warrants being offered for sale.

(2) Mr. Robert L. Burr, a director of the Company, has a consulting agreement with J.P. Morgan Chase & Co. under which he is the lead partner of Fleming US Discovery Partners, L.P., a private equity sponsor affiliated with J.P. Morgan Chase & Co. Fleming US Discovery Partners, L.P. is the general partner of Fleming US Discovery Fund III, LP and Fleming US Discovery Offshore Fund III, LP. See Notes 3 and 4. Another affiliate of J.P. Morgan Chase & Co., J.P. Morgan Investment Management, beneficially holds an additional 833,300 shares of the Company's common stock, which shares are not being offered for sale pursuant to this prospectus.

(3) Includes 538,662 shares of common stock issuable upon exercise of warrants not being offered for sale pursuant to this prospectus and 1,292,740 shares of common stock issuable upon conversion of 64,637 shares of the Company's Series 2 Preferred Stock held by the selling stockholder.

(4) Includes 86,338 shares of common stock issuable upon exercise of warrants not being offered for sale pursuant to this prospectus and 207,260 shares of common stock issuable upon conversion of 10,363 shares of the Company's Series 2 Preferred Stock held by the selling stockholder.

(5) Mr. David J. Edwards, a director of the Company, is a general partner in WD Partnership LP and receives a "carried interest" in the profits of this fund. The WD Partnership LP is managed by Windcrest Discovery Investments LLC. Mr. Edwards owns one-third of Windcrest Discovery Investments LLC as a partner.


                              PLAN OF DISTRIBUTION

         The selling stockholders may, from time to time, sell any or all of their shares of common stock, warrants or the shares such warrants are exercisable into on any stock exchange, market or trading facility on which such securities are traded or in private transactions. These sales may be at fixed or negotiated prices. The selling stockholders may use any one or more of the following methods when selling securities:

         o ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

         o block trades in which the broker-dealer will attempt to sell the shares and warrants as agent but may position and resell a portion of the block as principal to facilitate the transaction;

         o purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

         o an exchange distribution in accordance with the rules of the applicable exchange;

         o privately negotiated transactions;

         o short sales;

         o broker-dealers may agree with the selling stockholders to sell a specified number of such shares and warrants at a stipulated price per share;

         o a combination of any such methods of sale; and

         o any other method permitted pursuant to applicable law.

         The selling stockholders may also sell securities under Rule 144 under the Securities Act, if available, rather than under this prospectus.

         The selling stockholders may also engage in short sales against the box, puts and calls and other transactions in our securities or derivatives of our securities and may sell or deliver shares or warrants in connection with these trades.

         The selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions. In connection with such transactions, broker-dealers or other financial institutions may engage in short sales of our common stock or warrants in the course of hedging the positions they assume with selling stockholders. The selling stockholders may also enter into options or other transactions with broker-dealers or other financial institutions which require the delivery to such broker-dealer or other financial institution of the shares or warrants offered hereby, which shares or warrants such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction) or in other transactions exempt from registration under the Securities Act.

         Broker-dealers engaged by the selling stockholders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling stockholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. The selling stockholders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved. Any profits on the resale of shares of common stock by a broker-dealer acting as principal might be deemed to be underwriting discounts or commissions under the Securities Act. Discounts, concessions, commissions and similar selling expenses, if any, attributable to the sale of securities will be borne by a selling stockholder. The selling stockholders may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of the securities if liabilities are imposed on that person under the Securities Act.

         The selling stockholders may from time to time pledge or grant a security interest in some or all of the shares of common stock or warrants owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock or warrants from time to time under this prospectus after we have filed an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act of 1933 amending the list of selling stockholders to include the transferees, pledgees, donees or other successors in interest as selling stockholders under this prospectus.

         The selling stockholders also may transfer the shares of common stock or warrants in other circumstances, in which case the transferees, pledgees, donees or other successors in interest will be the selling beneficial owners for purposes of this prospectus and may sell the shares of common stock or warrants from time to time under this prospectus after we have filed an amendment or supplement to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act of 1933 amending the list of selling stockholders to include the transferees, pledgees, donees or other successors in interest as selling stockholders under this prospectus.

         The selling stockholders and any broker-dealers or agents that are involved in selling the shares of common stock or warrants may be deemed to be "underwriters" within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares of common stock purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.

         We are required to pay all fees and expenses incident to the registration of the securities, including $10,000 of fees and disbursements of counsel to the selling stockholders. We have agreed to indemnify the selling stockholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

         The selling stockholders have advised us that they have not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of their shares of common stock or warrants, nor is there an underwriter or coordinating broker acting in connection with a proposed sale of shares of common stock or warrants by any selling stockholder. If we are notified by any selling stockholder that any material arrangement has been entered into with a broker-dealer for the sale of shares of common stock or warrants, if required, we will file a supplement to this prospectus. If the selling stockholders use this prospectus for any sale of the shares of common stock or warrants, they will be subject to the prospectus delivery requirements of the Securities Act.

         The anti-manipulation rules of Regulation M under the Securities Exchange Act of 1934 may apply to sales of our common stock and activities of the selling stockholders.

                            DESCRIPTION OF SECURITIES

         The following is a general description of the terms and provisions of the securities which the selling stockholders may offer and sell by this prospectus. These summaries are not meant to be complete. You should carefully review the terms of the securities contained in the documents incorporated by reference into this prospectus.

Common Stock

Authorized: 75,000,000 shares of common stock, $0.01 par value.

Outstanding: 52,467,769 shares as of May 31, 2003.

Voting: One vote per share with no cumulative voting rights.

Dividends: Subject to preferences that may be applicable to any then outstanding preferred stock, holders of common stock are entitled, among other things, to:

         o share ratably in dividends if, when and as declared by the Board of Directors out of funds legally available therefor; and

         o in the event of liquidation, dissolution or winding-up of the Company, to share ratably in the distribution of assets legally available therefor, after the payment of debts and expenses.

Preemptive Rights: The holders of common stock do not have any preemptive rights to subscribe for additional shares of capital stock of the Company.

Status: All outstanding shares of common stock are fully paid and nonassessable. All shares of common stock issuable upon the exercise of warrants and payment of the exercise price, will be fully paid and nonassessable. The rights, preferences and privileges of holders of common stock are subject to the terms of any series of preferred stock outstanding or to be issued by the Company in the future.

Redemption and Sinking Fund: No redemption or sinking fund provisions are applicable to the shares of existing common stock.

Warrants

Outstanding: As of the date of this prospectus, warrants to purchase up to 878,815 shares of common stock, subject to adjustment at any time prior to expiration, were outstanding and issued to selling stockholders.

Exercise Price: $7.421 per share, subject to adjustment.

Expiration: 6:30 p.m. New York City time on May 7, 2008.

Redemption: The warrants are not redeemable.

Adjustment: The number of shares of common stock issuable upon exercise of the warrants and the exercise price are subject to adjustment in the event of:

         o a change in the common stock as a result of a recapitalization, reorganization, reclassification, consolidation, merger or sale of all or substantially all assets;

         o a change in the common stock as a result of a subdivision or combination of shares;

         o a stock dividend or other distribution to holders of common stock;
           and

         o equity sales, at an effective net price to the Company per share of Common Stock less than the exercise price of the warrants.

                                  LEGAL MATTERS

         An opinion has been delivered by Blank Rome LLP, Philadelphia, Pennsylvania, to the effect that:

         o the shares of common stock and warrants being offered by this prospectus are legally issued, fully paid and nonassessable; and

         o the shares of common stock issuable upon exercise of the warrants, when exercised, issued and paid for as contemplated in the warrants, will be legally issued, fully paid and nonassessable.

                                     EXPERTS

         The financial statements incorporated in this prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2002, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                       WHERE YOU CAN FIND MORE INFORMATION

         We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may inspect and copy any document we file at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549 or at the SEC's other public reference facilities in New York, New York, or Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public from the SEC's web site on the Internet at http://www.sec.gov. This web site contains reports, proxy and information statements and other information regarding our company and other registrants that file electronically with the SEC. Our SEC file number for documents we file pursuant to the Securities Exchange Act of 1934 is 0-27354.

         We have filed a registration statement on Form S-3 with the SEC covering the shares of common stock being offered by means of this prospectus. We are allowed to "incorporate by reference" the information contained in documents we file with the SEC, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and later information that we file with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below, and any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 (other than Current Reports furnished under
Item 9 or Item 12 of Form 8-K), until the selling stockholders sell all the shares:

         1. Our annual report on Form 10-K for the year ended December 31, 2002;

         2. Our quarterly report on Form 10-Q for the quarter ended March 31, 2003;

         3. The description of our common stock contained in our registration statement on Form 8-A filed on December 8, 1995, as amended on December 14, 1997; and

         4. Our current report on Form 8-K, filed on May 8, 2003.

You may request a copy of these filings, at no cost, by writing or telephoning our Corporate Secretary at Impax Laboratories, Inc., 30831 Huntwood Avenue, Hayward, California 94544, telephone number (510) 476-2000.

         Additionally, we make available, free of charge, on our web site www.impaxlabs.com these filings as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC. The information on the websites listed above, other than these filings, is not, and should not be, considered part of this prospectus and is not incorporated by reference in this document. These websites are, and are only intended to be, inactive textual references.

         You should rely only on the information incorporated by reference or provided in this prospectus or any supplement. We have not authorized anyone else to provide you with different information. The selling stockholders will not make an offer of these shares in any state where the offer is not permitted. You should not assume that the information in this prospectus or any supplement is accurate as of any date other than the date on the front of those documents.


              DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION
                         FOR SECURITIES ACT LIABILITIES

         Our corporation is organized under the laws of the State of Delaware.
Section 145 of the Delaware General Corporation Law (the "DGCL"), in general, empowers a Delaware corporation to indemnify any person who was or is a party or is threatened to be made a party to any lawsuit or proceeding (other than an action by or in the right of that corporation) due to the fact that such person is or was a director, officer, employee or agent of that corporation, or is or was serving at the request of that corporation as a director, officer, employee or agent of another corporation or entity. A corporation is also allowed, in advance of the final disposition of a lawsuit or proceeding, to pay the expenses (including attorneys' fees) incurred by any officer, director, employee or agent in defending the action, as long as the person undertakes to repay this amount if it is ultimately determined that he or she is not entitled to be indemnified by the corporation. In addition, Delaware law allows a corporation to indemnify these persons against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by any of them in connection with the lawsuit or proceeding if (a) he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, and (b) with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

         A Delaware corporation also can indemnify its officers and directors in an action by or in the right of the corporation to procure a judgment in its favor under the same conditions, except that judicial approval is needed to indemnify any officer or director who is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any such action, the corporation must indemnify him or her against the expenses (including attorneys' fees) which he or she actually and reasonably incurred in connection with this action. The indemnification provided by Delaware law is not deemed to be exclusive of any other rights to which an officer or director may be entitled under any corporation's own organizational documents, agreements or otherwise.

         As permitted by Section 145 of the DGCL, Section TWELFTH of our Certificate of Incorporation (our "Certificate") provides that we will indemnify each person who is or was our director, officer, employee or agent (including the heirs, executors, administrators or estate of these individuals) or is or was serving at our request as a director, officer, employee or agent of another entity, to the fullest extent that the law permits. This indemnification is exclusive of any other rights to which any of these individuals otherwise may be entitled. The indemnification also continues after a person ceases to be a director, officer, employee or agent of our company and inures to the benefit of the heirs, executors and administrators of these individuals. Expenses (including attorneys' fees) incurred in defending any lawsuit or proceeding are also paid by us in advance of the final disposition of these lawsuits or proceedings after we receive an undertaking from the indemnified person to repay this amount if it is ultimately determined that he or she is not entitled to be indemnified by us. Section ELEVENTH of our Certificate further provides that our directors are not personally liable to us or our stockholders of monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of his or her duty of loyalty to us or our stockholder, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL (which deals with unlawful dividends or stock purchases or redemptions), or (iv) for any transaction from which he or she derived an improper personal benefit. Our By-laws also provide that, to the fullest extent permitted by law, we will indemnify any person who is a party or otherwise involved in any proceeding because of the fact that he or she is or was a director or officer of our company or was serving at our request.

         Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to our directors, officers and controlling persons pursuant to any of these foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

                 PART II INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.  Other Expenses Of Issuance And Distribution

         The following table sets forth the company's estimates (other than of the SEC registration fee) of the expenses in connection with the issuance and distribution of the shares of common stock being registered:

         SEC registration fee..................................    $ 3,942
         Legal fees and expenses...............................    $ 5,000
         Accounting fees and expenses..........................    $ 5,000
         Miscellaneous expenses................................    $   500
                                                                   -------
                 Total:........................................    $14,442

None of these expenses are being paid by the selling stockholders.

Item 15.  Indemnification Of Directors And Officers

         Section 145 of the Delaware General Corporation Law (the "DGCL") empowers a Delaware corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation) by reason of the fact that such person is or was a director, officer, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. A corporation may, in advance of the final disposition of any civil, criminal, administrative or investigative action, suit or proceeding, pay the expenses (including attorneys' fees) incurred by any officer, director, employee or agent in defending such action, provided that the director or officer undertakes to repay such amount if it shall ultimately be determined that he or she is not entitled to be indemnified by the corporation. A corporation may indemnify such person against expenses (including attorney's fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding if he or she acting in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

         A Delaware corporation may indemnify officers and directors in an action by or in the right of the corporation to procure a judgment in its favor under the same conditions, except that no indemnification is permitted without judicial approval if the officer or director is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him or her against the expenses (including attorneys' fees) which he or she actually and reasonably incurred in connection therewith. The indemnification provided is not deemed to be exclusive of any other rights to which an officer or director may be entitled under any corporation's by law, agreement, vote or otherwise.

         In accordance with Section 145 of the DGCL, Section TWELFTH of the Company's Certificate of Incorporation (the "Certificate") provides that the Company shall indemnify each person who is or was a director, officer, employee or agent of the Company (including the heirs, executors, administrators or estate of such person) or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, to the fullest extent permitted. The indemnification provided by the Certificate shall not be deemed exclusive of any other rights to which any of those seeking indemnification or advancement of expenses may be entitled under any by-law, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person. Expenses (including attorneys' fees) incurred in defending a civil, criminal, administrative or investigative action, suit or proceeding shall be paid by the company in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of the indemnified person to repay such amount if it shall ultimately be determined that he or she is not entitled to be indemnified by the Company. Section ELEVENTH of the Certificate provides that a director of the Company shall not be personally liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL, or (iv) for any transaction from which the director derived an improper personal benefit. The By-laws of the Company provide that, to the fullest extent permitted by applicable law, the Company shall indemnify any person who is a party or otherwise involved in any proceeding by reason of the fact that such person is or was a director or officer of the Company or was serving at the request of the Company.

Item 16.  Exhibits

Exhibit
Number   Description of Document
------   -----------------------

4.1 Specimen Certificate of the Company's Common Stock, par value $.01 per share.(1)

4.2 Common Stock and Warrant Purchase Agreement dated May 7, 2003 between the Company) and the Purchasers listed on Schedule 1 thereto (the "Purchasers").(2)

4.3 Registration Rights Agreement dated May 7, 2003 between the Company and the Purchasers.(2)

4.4      Form of Common Stock Purchase Warrant.(2)

5.1      Opinion of Blank Rome LLP.

23.1     Consent of PricewaterhouseCoopers LLP.

23.2     Consent of Blank Rome LLP (included in Exhibit 5.1).

24.1     Power of Attorney.(3)

----------------------------
(1) Incorporated herein by reference to the Registration Statement on Form S-4 (File No. 333-90599).
(2) Incorporated herein by reference to the Current Report on Form 8-K dated May 8, 2003 (File No. 000-27354).
(3) Included on signature page hereto.

Item 17.  Undertakings

         (a) The undersigned registrant hereby undertakes:

                  (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

                           (i) To include any prospectus required by section
10(a)(3) of the Securities Act of 1933;

                           (ii) To reflect in the prospectus any facts or events
arising after the effective date of the registration statement (or most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

                           (iii) To include any material information with
respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement; provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

                  (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                  (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

         (b) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described under Item 15 above, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

         (c) The undersigned registrant hereby undertakes that:

                  (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective by the Securities and Exchange Commission.

                  (2) For the purposes of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Philadelphia, Commonwealth of Pennsylvania on June 4, 2003.

                                              IMPAX LABORATORIES, INC.


                                              By:  /s/ Barry R. Edwards
                                                   --------------------------
                                                   Barry R. Edwards,
                                                   Co-Chief Executive Officer

         KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Barry R. Edwards his true and lawful attorney-in-fact and agent with full power of substitution or resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments to this Registration Statement, and to file the same, with all exhibits thereto, and other documentation in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

         Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons on June 4, 2003 in the capacities indicated.

Name                               Title
----                               -----
   /s/ Charles Hsiao               Chairman, Co-Chief Executive Officer and Director
-------------------------------
Charles Hsiao, Ph.D.

   /s/  Barry R. Edwards           Co-Chief Executive Officer and Director (Principal Executive
-------------------------------    Officer)
Barry R. Edwards

  /s/ Larry Hsu                    President and Director
-------------------------------
Larry Hsu, Ph.D.

  /s/ Cornel C. Spiegler           Chief Financial Officer (Principal Financial and Accounting
-------------------------------    Officer) and Corporate Secretary
Cornel C. Spiegler

   /s/ Leslie Z. Benet             Director
-------------------------------
Leslie Z. Benet, Ph.D

  /s/ Robert L. Burr               Director
-------------------------------
Robert L. Burr

   /s/ David J. Edwards            Director
-------------------------------
David J. Edwards

   /s/ Nigel Fleming               Director
-------------------------------
Nigel Fleming, Ph.D.

    /s/ Michael Markbreiter        Director
-------------------------------
Michael Markbreiter

   /s/ Oh Kim Sun                  Director
-------------------------------
Oh Kim Sun

   /s/ Peter R. Terreri            Director
-------------------------------
Peter R. Terreri

                                  EXHIBIT INDEX

Exhibit
Number    Description of Document
-------   -------------------------------------------------------------------
  4.1 Specimen Certificate of the Company's Common Stock, par value $.01 per share.(1) 4.2 Common Stock and Warrant Purchase Agreement dated May 7, 2003 between the Company) and the Purchasers listed on Schedule 1 thereto (the "Purchasers").(2)

  4.3 Registration Rights Agreement dated May 7, 2003 between the Company and the Purchasers.(2)

  4.4     Form of Common Stock Purchase Warrant.(2)

  5.1     Opinion of Blank Rome LLP.

  23.1    Consent of PricewaterhouseCoopers LLP.

  24.1    Power of Attorney.(3)

-----------
(1) Incorporated herein by reference to the Registration Statement on Form S-4 (File No. 333-90599).
(2) Incorporated herein by reference to the Current Report on Form 8-K dated May 8, 2003 (File No. 000-27354).
(3) Included on signature page hereto.